Exhibit 15.4

Sent via Electronic Delivery to: dlontini@gmail.com; seandonahue@paulhastings.com

April 9, 2025

Mr. David Lontini

Chairman

Check-Cap Ltd.

Check-Cap Building

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000, Mount Carmel, Israel

Re:	Check-Cap Ltd. (the “Company”)
Nasdaq Security: Ordinary Shares
Nasdaq Symbol: CHEK

Dear Mr. Lontini:

As you know, our Listing Rules (the “Rules”) require listed securities to maintain a minimum bid price of $1 per share. Based upon the closing bid price for the last 30 consecutive business days, the Company no longer meets this requirement.1 However, the Rules also provide the Company a compliance period of 180 calendar days in which to regain compliance.

If at any time during this 180 day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, we will provide you written confirmation of compliance and this matter will be closed.2 Please note that if the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration date in the table below, in order to regain compliance.3

In the event the Company does not regain compliance, the Company may be eligible for additional time.4 To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, we will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, we will provide notice that its securities will be subject to delisting.5

[1]	For online access to all Nasdaq Rules, please see “Nasdaq Online Resources,” included with this letter.
[2]	Listing Rule 5810(c)(3)(H) states in part, “Staff may, in its discretion, require a Company to satisfy the applicable Price-based Requirement for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.”
[3]	Listing Rule 5810(c)(3)(a)(iv) states “if a Company’s security fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A) and the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security.
[4]	Listing Rule 5810(c)(3)(A) states in part, “a Company will not be considered to have regained compliance with the bid price requirement if the Company takes an action to achieve compliance and that action results in the Company’s security falling below the numeric threshold for another listing requirement without regard to any compliance periods otherwise available for that other listing requirement. In such event, the Company will continue to be considered non-compliant until both: (i) the other deficiency is cured and (ii) thereafter the Company meets the bid price standard for a minimum of 10 consecutive business days, unless Staff exercises its discretion to extend this 10 day period as discussed in Rule 5810(c)(3)(H).

[5]	At that time, the Company may appeal the delisting determination to a Hearings Panel.

Mr. David Lontini

April 9, 2025

Our Rules require that the Company promptly disclose receipt of this letter by either filing a Form 8-K, where required by SEC rules, or by issuing a press release. The announcement needs to be made no later than four business days from the date of this letter and must include the continued listing criteria that the Company does not meet, and a description of each specific basis and concern identified by Nasdaq in reaching the determination.6 The Company must also provide a copy of the announcement to Nasdaq’s MarketWatch Department at least 10 minutes prior to its public release.7 Please note that if you do not make the required announcement trading in your securities will be halted.8

The following table summarizes the critical dates and information as related to this matter.

Period below $1.00 bid price	Expiration of 180 calendar day compliance period	Public Announcement Due Date	Relevant Listing Rules
February 25, 2025 to April 8, 2025	October 6, 2025	April 15, 2025	5550(a)(2) – bid price 5810(c)(3)(A)[9] – compliance period 5810(b) – public disclosure 5505 – Capital Market criteria

Finally, an indicator will be displayed with quotation information related to the Company’s securities on NASDAQ.com and NASDAQTrader.com and may be displayed by other third party providers of market data information. Also, a list of all non-compliant Nasdaq companies and the basis for such non-compliance is posted on our website at listingcenter.nasdaq.com. The Company will be included in this list commencing five business days from the date of this letter.

[6]	Listing Rule 5810(b). See FAQ #428 available on the Nasdaq Listing Center.
[7]	The notice must be submitted to Nasdaq’s MarketWatch Department through the Electronic Disclosure service available at nasdaq.net/ED/IssuerEntry.
[8]	Listing Rule IM-5810-1.
[9]	Listing Rule 5810(c)(3)(A)(iii) states in part: “if during any compliance period specified in this Rule 5810(c)(3)(A) a Company’s security has a closing bid price of $0.10 or less for ten consecutive trading days, the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security.”

Mr. David Lontini

April 9, 2025

If you have any questions, please do not hesitate to contact me at +1 301 978 1450.

Sincerely,

/s/ H. Jay Miller

H. Jay Miller
Director
Nasdaq Listing Qualifications

NASDAQ ONLINE RESOURCES

All of our listing information and forms are available electronically on the Listing Center. In addition to facilitating electronic submission of forms, you can also use the Listing Center to access Nasdaq’s Reference Library containing hundreds of frequently asked questions and Governance Clearinghouse containing the latest updates on corporate governance and listing standards.

To help you navigate the deficiency process, we have provided links to some of our most viewed resource materials.

●	Board Composition and Committee Requirements

●	Governance Clearinghouse

●	Hearings Process

●	How to Transfer to Nasdaq Capital Market

●	Information about Application of Shareholder Approval Rules

●	Initial Listing Process

●	Listing Fees

●	Listing of Additional Shares Process

●	MarketWatch Electronic Disclosure Submissions

●	Nasdaq Listing Rules

●	Reference Library: Frequently Asked Questions, Staff Interpretations and Listing Council Decisions

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